      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 2007

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                                (Name of Issuer)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                        (Name of Person Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    245915103
                                 _______________
                      (CUSIP Number of Class of Securities)

                        David F. Connor, Esq., Secretary
               Delaware Investments Dividend and Income Fund, Inc.
                               2005 Market Street
                             Philadelphia, PA 19103
                                  800-523-1918
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION $________*            AMOUNT OF FILING FEE:  None.

          This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing  fee is  calculated  and state how it was determined.

/ / Check box if any part of the fee is offset as  provided  by Rule  0-11(a)(2)
and  identify  the filing with which the  offsetting  fee was  previously  paid.
Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

[DELAWARE INVESTMENTS LOGO]

                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

Contact:    Ayele Ajavon                             Laurel O'Brien
            Corporate Communications                 Corporate Communications
            Delaware Investments                     Delaware Investments
            215-255-1632                             215-255-1520
            aajavon@delinvest.com                    lobrien@delinvest.com

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
              ANNOUNCES SELF-TENDER FOR FIVE PERCENT OF ITS SHARES

PHILADELPHIA, May 21, 2007 - Delaware Investments Dividend and Income Fund, Inc.
(NYSE:  DDF)  (the  "Fund")  announced  today  that its Board of  Directors  has authorized an issuer  tender offer to purchase for cash up to 550,462  shares of its common stock, each of which has a par value $0.01 per share,  representing 5 percent of its issued and outstanding  shares of common stock.  The tender offer will commence on Friday,  June 1, 2007,  and will expire,  unless  extended,  at
11:59 p.m.,  New York City time,  on Friday,  June 29, 2007.  Subject to various terms and  conditions  described  in offering  materials  to be  distributed  to shareholders,  purchases  will be made at a price per share  equal to the Fund's net asset value per share on the first  business day after the expiration of the offer.

Subject to various terms and  conditions  described in offering  materials to be distributed  to  shareholders,  if more shares are tendered  than the amount the
Board has  authorized  to  purchase,  the Fund will  purchase a number of shares equal to the offer amount on a pro-rated basis.

The shares of common  stock of the Fund have  recently  traded at a discount  to their net asset value per share.  During the pendency of the tender  offer,  the
current  net  asset  value  per  share  will  be   available   by  telephone  at
866-340-1397.

                                    - more -

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com

Delaware  Investments  Dividend and Income Fund, Inc. Announces  Self-Tender For
Five Percent of Its Shares / Pg. 2

The Fund is a diversified  closed-end fund. The primary investment  objective is to seek high current income; capital appreciation is a secondary objective.  The
Fund seeks to achieve its objectives by investing,  under normal  circumstances, at least 65 percent of its total assets in income-generating  equity securities, including  dividend-paying  common  stocks,  convertible  securities,  preferred stocks and other equity-related securities. Up to 35 percent of the Fund's total assets may be invested in non-convertible  debt securities  consisting primarily of  high-yield,  high-risk  corporate  bonds.  In  addition,  the Fund  utilizes leveraging  techniques  in an  attempt  to obtain a higher  return for the Fund.
There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed  distribution  policy. Under the policy, the  Fund is  managed  with a goal of  generating  as  much of the  dividend  as possible from ordinary  income (net  investment  income and  short-term  capital gains). The balance of the dividend then comes from long-term capital gains and, if necessary, a return of capital.

Shareholders  are advised to read the offer to purchase  when it is available as it contains  important  information.  The offer to purchase and other  documents filed by the Fund with the  Securities  and Exchange  Commission,  including the
Fund's  annual  report for the fiscal  year ended  November  30,  2006,  will be available without cost at the Commission's web site  (www.sec.gov) or by calling the Fund at 800-523-1918.

About Delaware Investments
Delaware   Investments,   an  affiliate  of  Lincoln   Financial   Group,  is  a
Philadelphia-based diversified asset management firm with more than $150 billion in assets  under  management  as of March  31,  2007.  Through a broad  range of managed accounts and portfolios, mutual funds, retirement accounts,  sub-advised
funds,   education  savings  plans  and  other  investment  products,   Delaware
Investments   provides  investment  services  to  individual  investors  and  to institutional  investors such as private and public pension funds,  foundations, and endowment  funds.  Delaware  Investments  is the marketing name for Delaware
Management Holdings, Inc. and its subsidiaries. For more information on Delaware
Investments, visit the company at www.delawareinvestments.com. Lincoln Financial
Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lfg.com.

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